

June 17, 2011

Via E-Mail
Ronald Davis
OICco Acquisition III, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re: OICco Acquisition III, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 10, 2011**
> **File No. 333-168185**

Dear Mr. Davis:

We have reviewed your amended registration statement and have the following comments. References to prior comments refer to those in our letter dated June 3, 2011.

General

1.   In response to prior comment 2, you eliminated Mr. Haseltine as a selling stockholder. In referring to the issuance of 800,000 shares to him, the response letter states "the transaction has been reversed." In your next response letter, please describe more fully the underlying factual events associated with the issuance and "reversal" thereof. Tell us how you will account for the issuance and the offsetting transaction in the financial statements. We note that page 18 of amendment 6 states that Mr. Haseltine owns 800,000 shares and that page II-1 states that the 800,000 shares had been recently issued. Explain the legal and factual bases on which you have eliminated references to the transaction from Part I of your filing.

Cover Page

2.   Please expand the first sentence of the second paragraph to state that subscriptions for shares offered by the company and Mr. Davis shall be in the form of checks, drafts, or money orders payable to the order of the escrow agent.

3.   Please further revise the second paragraph to state with clarity that the ten percent of offering proceeds that the company "intends to withdraw" will only be released by the escrow agent if the Minimum Offering conditions are satisfied. We suggest that you reformat the disclosure relating to the escrow and the distribution of escrowed subscriptions to first discuss the minimum offering conditions and state that unless those conditions are satisfied, all escrowed funds will be promptly returned to subscribers. Then, go on to explain the escrow agent's obligations and the distribution of the

escrowed funds, in the event the Minimum Offering conditions are satisfied. Please consider whether the cover page information can be more concisely presented.

4.   Consistent with Section 1 of Exhibit 99, please expand the cover page to state that Mr. Davis will not sell any of his shares until the Minimum Offering conditions are satisfied.

Risk Factors

"Involvement of Selling Shareholder, Sole Officer and Director in Legal proceedings," page 12

5.   To enable us to complete our review of the revisions provided in response to prior comment 8, please provide us with a copy of the additional order that you reference in your response letter. Additionally, please tell us whether the webpage address of lexis.com that you provide in the filing will be accessible without charge to by all prospective investors. If not, please ensure that the text of the prospectus satisfies the requirements of Rule 408, without reference to the webpage.

Interim Financial Statements

Statements of Cash Flows, page F-13

6.   We note that the Statement of Cash Flows included in your unaudited interim financial statements reflects the "Period from Inception on December 22, 2009 to March 31, 2011." However, we further note on page F-1 and elsewhere that your inception date was March 31, 2010. Please revise to include a Statement of Cash Flows for the period from inception on March 31, 2010 to March 31, 2011 and consistently reference your inception date throughout your registration statement.

Part II. Item 16. Exhibits and Financial Statement Schedules, page 46

Exhibit 5

7.   Counsel expresses the opinion that "the Shares, when issued according to the terms of the prospectus contained in this registration statement, will be duly and validly issued, duly authorized, fully paid and non-assessable." Please ask counsel to revise the opinion so that counsel's assumption that the shares will be issued according to the terms of the prospectus is limited to the two million shares offered by the company. An assumption relating to terms and conditions of future issuances does not appear appropriate with respect to the eight million shares offered by Mr. Davis. Those shares appear to be issued and outstanding.

Exhibit 23.1

8.   We note that the consent references an audit report related to your statements of operations, stockholders' (deficit) equity, and cash flows for the period from inception on March 31, 2010 to March 31, 2011. This is inconsistent with the audit report filed on page F-2. Please revise to include a consent that is consistent with the audit report.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        William B. Haseltine, Esq.
        Haseltine Law Office